UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35356 / October 9, 2024

In the Matter of

RUSSELL INVESTMENTS NEW ECONOMY INFRASTRUCTURE FUND
RUSSELL INVESTMENTS STRATEGIC CREDIT FUND
RUSSELL INVESTMENT MANAGEMENT, LLC
1301 Second Avenue, 18th Floor
Seattle, Washington 98101

(812-15608)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 OF THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

Russell Investments New Economy Infrastructure Fund, Russell Investments Strategic Credit
Fund and Russell Investment Management, LLC filed an application on August 1, 2024,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting
an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act; under sections 6(c) and 23(c) of
the Act granting an exemption from rule 23c-3 under the Act; and pursuant to section 17(d) of
the Act and rule 17d-1 under the Act. The order permits certain registered closed-end
management investment companies to issue multiple classes of shares and to impose asset-based
distribution and/or service fees, and early withdrawal charges.

On September 13, 2024, a notice of the filing of the application was issued (Investment
Company Act Release No. 35321). The notice gave interested persons an opportunity to request
a hearing and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly

discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Russell Investments New Economy Infrastructure Fund, Russell Investments Strategic Credit Fund and Russell Investment Management, LLC (File No. 812-15608),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 of the Act is granted, effective immediately, subject to the condition contained in the application.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1 of the Act, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.